Jonathan A. Flatow Vice President & General Counsel 203-846-5721 203-834-1780 (fax) jflatow@greenfield.com
December 8, 2000 Via Facsimile and EDGAR

Mr. Steven C. Duvall, Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Greenfield Online, Inc. File No. 333-32660

Dear Mr. Duvall:

    Greenfield Online, Inc., (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-32660), together with all amendments and exhibits thereto. The Company has elected not to proceed with the offering due to general market conditions and a determination that it would not be in the Company's best interest to proceed at this time. The Company has not or will not offer or sell any of its securities by means of the preliminary prospectus contained in the Registration Statement.

    The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner: "Withdrawn upon request of the Registrant, the Commission consenting thereto." The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use.

    If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (203) 846-5721 or Gary Kocher, Esq. of Preston Gates & Ellis, LLP at (206) 467-2709.

Sincerely,
/s/ JONATHAN A. FLATOW Jonathan A. Flatow Vice President & General Counsel

JAF/jm
CC:  Rudy Nadilo, President & CEO
         Robert E. Bies, CFO
         Daniel Herwood